

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Mr. Frank Macerato
General Counsel
Lehigh Gas Partners LP
702 West Hamilton Street, Suite 203
Allentown, PA 18101

> **Re: Lehigh Gas Partners LP**
> **LGP Finance Corp.**
> **Registration Statement on Form S-3**
> **Filed November 1, 2013**
> **File No. 333-192035**

Dear Mr. Macerato:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. Please obtain and file as exhibits new or revised opinions of counsel which give effect to each of the following comments.

Exhibit 5.1

2. The assumption in romanette (xii) that "each person" signing any document counsel examined has "the legal authority" to do so is overly broad, insofar as all the registrants, including the guarantors, may provide counsel with corresponding representations in that regard. See SLB 19 at Section II.B.3.a.

3. Please ensure that counsel provides a complete and self-contained opinion regarding all pertinent issues. For example, the opinion must make clear whether purchasers of any equity securities will have any obligation to make payments to the Partnership or its

creditors (other than the purchase price) or contributions to the Partnership or its creditors solely by reason of the purchasers' ownership of the securities. See SLB 19 at Section II.B.1.b, including footnote 10. In that regard, we note that counsel states in opinion paragraphs (1) and (2) that the units will be "non-assessable (except as such nonassessability may be affected by Section 17-607 or 17-804 of [DRULPA] and as described in the Prospectus Supplement and the Prospectus)." Opinion paragraphs (1) and (2) also include references to the units being "fully paid (to the extent required under the Partnership Agreement)." The opinion should not require the reader to refer to external sources to determine how or whether purchasers might have to make future payments.

Exhibit 8.1

4.   Please remove the statement "or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose," as it appears to disclaim an investor's ability to rely on the opinion expressed. See SLB 19 at Section III.D.1. Note that the staff raised this same comment in connection with Exhibit 8.1 to the Form S-1 (Amendment No. 3) filed by Lehigh Gas Partners LP on August 10, 2012.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact PJ Hamidi at (202) 551-3421 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Brenda Lenahan
        Vinson & Elkins LLP